AMENDMENT TO Principal Underwriting agremeent

This Amendment dated as of the ___ day of __________________, is made and entered into by and between Capital Group Emerging Markets Total Opportunities Fund, a Delaware statutory trust (the “Trust”) and American Funds Distributors, Inc., a California corporation (the “Distributor”)

Witnesseth:

WHEREAS, there is now in effect a Principal Underwriting Agreement dated November 1, 2011 (the “Agreement”), between the Trust and the Distributor, appointing the Distributor as exclusive agent for the Trust for the sale of its shares on certain terms and conditions and subject to certain provisions set forth therein;

WHEREAS, the Trust changed its name from Capital Emerging Markets Total Opportunities Fund to Capital Group Emerging Markets Total Opportunities Fund; and

WHEREAS, the Trust and the Distributor desire to amend the aforementioned Agreement to reflect the name change.

NOW, THEREFORE, the parties agree as follows:

  Effective ___________________, the Agreement is amended to name “Capital Group Emerging Markets Total Opportunities Fund” as a party to the Agreement, and each instance of “Capital Emerging Markets Total Opportunities Fund” shall instead read “Capital Group Emerging Markets Total Opportunities Fund” in the Agreement.

  All other provisions of the Agreement remain in effect without change.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in duplicate original by their officers thereunto duly authorized, as of the day and year first above written.

AMERICAN FUNDS DISTRIBUTORS, INC.	CAPITAL GROUP EMERGING MARKETS TOTAL OPPORTUNITIES FUND

By:_________________________________	By:____________________________________
Kevin C. Clifford	John S. Armour
Chairman, President and	President and
Chief Executive Officer	Principal Executive Officer